RELIANCE Communications
Anil Dhirubhai Ambani Group

Reliance Communications Limited
Dhirubhai Ambani Knowledge City
Navi Mumbai - 400 710

Tel.: +91 22 3038 6286
Fax: +91 22 3037 6622
www.rcom.co.in

RECEIVED
2008 OCT -2 A 11:24
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

[redacted]

08005181

Exemption File No. 82 – 35005

1st October, 2008

Mr. Paul M. Dudek
Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549
USA

SUPPL

Dear Mr. Dudek,

We refer to your letter granting exemption under Rule 12g3-2 (b) of the Securities Act, 1934 and wish to inform you that we have submitted a letter dated 30th September, 2008 to the Stock Exchanges in India in the matter of proceedings of the 4th Annual General Meeting of the Company held on 30th September, 2008, as per requirements of the Listing Agreement executed with them.

Copy of the same is attached herewith for your information and record.

Kindly take the same on your record.

Thanking You.

Your Faithfully
For **Reliance Communications Limited**

Hasit Shukla
Company Secretary

Encl: As Above

PROCESSED
OCT 0 7 2008
THOMSON REUTERS

Reliance Communications
Anil Dhirubhai Ambani Group

Reliance Communications Limited
Dhirubhai Ambani Knowledge City
Navi Mumbai - 400 710

Tel.: +91 22 3038 6286
Fax: +91 22 3037 6622
www.rcom.co.in

September 30, 2008

The General Manager
Corporate Relationship Department
The Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street, Fort,
Mumbai 400 001
Fax No.: 2272 2037/39/41/61/3121/3719
BSE Scrip Code: 532712

The Manager
National Stock Exchange of India Ltd.
Exchange Plaza, C/1, Block G
Bandra - Kurla Complex, Bandra (East)
Mumbai 400 051
Fax No.: 2659 8237 / 38
NSE Symbol: RCOM

Dear Sir,

Sub: Proceedings of the 4th Annual General Meeting held on September 30, 2008

We wish to inform you that the Members of the Company at the 4th Annual General Meeting held today, i.e. September 30, 2008, have duly approved all the businesses as specified in the notice convening the meeting viz :-

1. Adoption of audited Balance Sheet as at March 31, 2008, Profit and Loss Account for the year ended on that date and the Reports of the Board of Directors and Auditors thereon.

2. Declaration of dividend @15% i.e. Re. 0.75 per equity share of Rs.5 each for the financial year 2007 - 2008 to those members whose name appeared in the Register of Members on the date of book closure.

3. Appointment of Prof. J. Ramachandran as Director of the Company, liable to retire by rotation.

4. Appointment of M/s. Chaturvedi & Shah, Chartered Accountants and M/s. BSR & Co., Chartered Accountants, as the Auditors of the Company to hold office from the conclusion of this Annual General Meeting until the conclusion of the next Annual General Meeting, at a remuneration to be decided by the Board of Directors.

5. Appointment of Shri A. K. Purwar as a Director of the Company, liable to retire by rotation.

We request you to kindly bring the aforesaid information to the notice of your members.

Thanking you.

Yours faithfully
For Reliance Communications Limited

Hasit Shukla
Company Secretary

END